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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the period commencing April 22, 2003 through May 2, 2003

KONINKLIJKE KPN N.V.

Maanplein 55
2516 CK The Hague
The Netherlands
(Exact name of registrant and address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

        If "Yes" is marked, indicate below the file under assigned to the registrant in connection with Rule 12g3-2(b):

        This Report on Form 6-K contains a copy of the following press releases:

  •
  KPN early redeems EUR 1.6 bn BellSouth loan, dated April 22, 2003;

  •
  KPN Mobile will not grant shareholder loan, dated April 25, 2003;

  •
  KPN finalises sale Planet Internet Belgium, dated April 25, 2003;

  •
  Dispute between KPN and O2 is outside the jurisdiction of OPTA, dated May 2, 2003.

Press release

Date April 22, 2003
KPN early redeems EUR 1.6 bn BellSouth loan	Number 021pe

        As a next step in reducing gross debt, making prudent use of existing cash and improving its maturity schedule, KPN today early redeemed EUR 1,638 million borrowed under a subordinated loan facility with BellSouth. The money was borrowed early 2002 following the exchange of BellSouth's 22.51% interest in E-Plus for 234.7 million of KPNs ordinary shares. The original repayment schedule consisted of EUR 500 million payable in October 2003 and EUR 1 ,138 million in March 2004. Following the early redemption the BellSouth facility has been cancelled.

Press release

Date 25 April 2003
KPN Mobile will not grant shareholder loan	Number 023pe

        KPN Mobile announced today, that after careful consideration, it has informed Hutchison 3G that it will not grant a shareholder loan of GBP 150 million. KPN Mobile considers that the request for funding as issued by Hutchison 3G in March 2003 is a purely voluntary invitation to fund. KPN Mobile is under no legal obligation under its Shareholders' Agreement with Hutchison Whampoa Limited to meet this request. In September 2002 KPN Mobile announced that it will make no further investments in Hutchison 3G unless required to do so under its Shareholders' Agreement with Hutchison Whampoa Limited.

Press release

Date April 25, 2003
KPN finalises sale Planet Internet Belgium	Number 024pe

        KPN and Scarlet Telecom have completed the sale of KPN's Belgian Internet provider "Planet Internet Belgium" to Scarlet. As of today all 135 employees will be employed by Scarlet. Planet Internet Belgium had by the end of 2002 a subscriber base of 140,000.

Press release

Date May 2, 2003
Dispute between KPN and O2 is outside the jurisdiction of OPTA	Number 027pe

        KPN has taken cognisance of the ruling by the Court of Rotterdam on 29 April 2003, in which the court declared that the dispute between KPN Mobile and O2 is outside the jurisdiction of OPTA, the Dutch post and telecommunications regulator. The dispute between the two telecom operators concerns the lowering of tariffs for mobile terminating access (MTA) in the O2 network.

        The court ruled that OPTA's legal authority to settle interconnectivity disputes does not extend to indirect interconnectivity (as in the case of KPN Mobile and O2). Therefore the Court annulled OPTA's disputed decision. The court has not decided on the application by OPTA of policy rules for MTA tariffs in cases involving direct interconnectivity.

        The ruling means that, with regard to all objections lodged against decisions of OPTA in summer 2002 that are still pending, OPTA can only take a decision if the business relationship between the providers in question is based on direct interconnectivity. KPN is involved in a number of these disputes, and is now considering its position.

        The judgement implies that an earlier communicated possible decrease of revenues and EBITDA will not occur for now.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KONINKLIJKE KPN N.V.
Dated: May 5, 2003	By:	/s/ MICHIEL ROOVERS Michiel Roovers Legal Counsel

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SIGNATURES